August 21, 2007

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. G. Michael Lynch
Executive Vice President and Chief Financial Officer
Federal-Mogul Corporation
26555 Northwestern Highway
Southfield, MI 48034

RE: Federal Mogul Corporation (the "Company")
**   Form 10-K for the year ended December 31, 2006**
**   File No. 1-01511**

Dear Mr. Lynch:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief